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October 10, 2006

Mr. Paul Cline Senior Accountant U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Federal Agricultural Mortgage Corporation Form 10-K for Fiscal Year Ending December 31, 2005 File No. 001-14951

Dear Mr. Cline:

On behalf of our client, the Federal Agricultural Mortgage Corporation (“the Company” or “Farmer Mac”), set forth below is the Company’s response to comment 5 of your letter dated August 17, 2006 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (“the Form 10-K”).

Note 6: Financial Derivatives

5.	For each SFAS 133 hedging relationship identified, for which you use the short-cut method of assessing hedge ineffectiveness, please revise to disclose the following information:

•	clearly explain the terms of the hedged items;

•	clearly explain the terms of the interest rate swap used to hedge each type of hedged item and explain how you determined those terms match the terms of the hedged items; and

•	for each type of hedged item, tell us how you met the requirements of paragraph 68 of SFAS 133.

ABU DHABI | BEIJING | BRUSSELS | DÜSSELDORF | FRANKFURT | HONG KONG | LONDON | MANNHEIM | MENLO PARK
MUNICH | NEW YORK | PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Mr. Paul Cline
U.S. Securities and Exchange Commission
October 10, 2006

Company Response

As of December 31, 2005 and for each reporting period subsequent to that date, Farmer Mac had one financial derivative for which it applied the short-cut method, a $45.0 million notional amount pay variable interest rate swap designated as a fair value hedge (Farmer Mac’s only fair value hedge, as shown in the table in Note 6 to the Consolidated Financial Statements). Farmer Mac entered into this $45.0 million pay variable interest rate swap to hedge the changes in value on a $45.0 million non-callable medium-term note based on changes in a benchmark index (LIBOR), as noted in Note 6 to the consolidated financial statements included in the Form 10-K. Under the terms of the interest rate swap, Farmer Mac receives fixed rate interest payments of 6.71 percent and pays LIBOR plus 2.6316 percent through July 28, 2014. The fixed interest rate Farmer Mac is required to pay under the terms of the hedged medium-term note is also 6.71 percent through July 28, 2014.

Farmer Mac has internal policies and procedures specifying the conditions that must be met in order to assume no ineffectiveness in a hedge relationship. Farmer Mac’s contemporaneous hedge documentation forms include the completion of a checklist that reflects each of the necessary conditions of paragraph 68 of SFAS 133 as described above.

During its re-evaluation of that derivative in formulating this response, Farmer Mac identified that its documentation of the hedging risk objective and strategy on the SFAS 133 Hedge Documentation Form described a hedge to convert the fixed rate medium-term notes into LIBOR-based debt and Farmer Mac applied the short-cut method prescribed by SFAS 133 to assume no ineffectiveness in the hedge relationship. However, the hedged risk that was designated on that form was “Overall Fair Value.” Upon further review, we have determined that this error on the hedge documentation form was repeated for eight other derivatives for which Farmer Mac applied the short-cut method (none of which were still outstanding as of December 31, 2005). In accordance with paragraph 68 of SFAS 133, the assumption of no ineffectiveness (the short-cut method) is available in a hedging relationship “of interest rate risk,” not in an overall fair value hedging relationship. Further, the hedge inception date indicated on the forms was inaccurate.

Based on these two errors which appeared on each of the hedge documentation forms, Farmer Mac has now concluded that it should not have received hedge accounting for those derivatives. Nevertheless, those derivatives transactions effectively hedged the economic risks of the underlying assets and liabilities and the textual description of them in Farmer Mac’s periodic disclosures was accurate.

Based on the errors identified with respect to the application of the short-cut method, Farmer Mac determined that a complete review of its current and historical application of SFAS 133 for all hedge relationships was necessary. Based on the results of that review and the conclusion with respect to Farmer Mac’s application of the short-cut method for the nine derivatives referenced above, on October 6, 2006 Farmer Mac announced in a press release and Form 8-K that it will restate its consolidated financial statements to correct its application of SFAS 133.

* * * * * * * * * * *

Mr. Paul Cline
U.S. Securities and Exchange Commission
October 10, 2006

As requested by the staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters discussed in this letter, please do not hesitate to contact me at 202-508-8025.

Sincerely,

/s/Abigail Arms

Abigail Arms
Shearman & Sterling LLP

cc:	Margaret Fitzgerald Staff Accountant

Nancy E. Corsiglia Chief Financial Officer

Jerome G. Oslick General Counsel

Timothy L. Buzby Controller